Form 51-101 F2

REPORT ON RESERVES DATA BY INDEPENDENT

QUALIFIED RESERVES EVALUATOR OR AUDITOR

Report on Reserves Data

To: the Board of Directors of Derek Oil & Gas Corporation (the “Company”)

1.

We have evaluated the Company’s Reserves Data as at May 1, 2004.  The reserved data consisted of the following:

(a)(i)

possible oil reserves estimated as at May 1, 2004 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b) (i)

possible oil reserves estimated as at May 1, 2004 using constant prices and costs; and

(ii)

the related estimated future net revenue.

2.

The Reserves Data is the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data is free of material mis-statement.  An evaluation also includes assessing whether the reserves data is in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue attributed to possible reserves, estimated using forecast and constant prices and costs on a before tax basis and calculated using discount rate of 10%, included in the reserves data of the Company evaluated by us as of May 1, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor:  Petrotech Engineering Ltd.

Description and Preparation Date of Evaluation Report:

Evaluation of the Interests of Derek Oil & Gas Corporation in the LAK Ranch Field, Weston County, Wyoming

Location of Reserves (Country):

U. S. A.

Net Present Value of Future Net Revenue (10% discount rate):

Evaluated - $23,062,200 US for escalated case

Evaluated - $35,764,800 US for constant case

5.

In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6.

We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.

Because the reserve data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Petrotech Engineering Ltd.

Burnaby, B. C.

October 7, 2004

John Yu, P. Eng.

President